Barack Ferrazzano Kirschbaum & Nagelberg llp
200 WEST MADISON STREET, SUITE 3900
CHICAGO, ILLINOIS 60606
Telephone (312) 984-3100
Facsimile (312) 984-3150
December 12, 2008
VIA FACSIMILE AND EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	William C. Friar
Jonathan E. Gottlieb

Re:	QCR Holdings, Inc.
Preliminary Proxy Statement on Schedule 14A
(File No. 000-22208)
Filed on November 26, 2008
Ladies and Gentlemen:
     On behalf of QCR Holdings, Inc. (the “Company”), we hereby submit the following responses to the comments contained in the letter from the Staff of the Securities and Exchange Commission (the “Commission”), dated December 8, 2008 (the “Comment Letter”), to Douglas M. Hultquist, President and Chief Executive Officer of the Company, with respect to the above-referenced filing. For your convenience, enclosed is a copy of Amendment No. 1 to Schedule 14A (“Amendment No. 1”) that is being filed with the Commission today, which has been marked to show changes against the related disclosures contained in the initial Schedule 14A filing.
     Please note the numbered items below correspond to the number of the related comment (set forth in bold italics below) from the Comment Letter. Page references in our responses correspond to the pages in Amendment No. 1.
Why does the Board ..., page 1
     1. Disclose when you applied to participate in the Treasury Department’s Capital Purchase Program and describe the status of your application.
     The Company added disclosure to the end of the first paragraph under “Why does the board of directors deem the amendments to the certificate of incorporation to be necessary?” on pages 2 of the proxy statement in response to this comment.

Barack Ferrazzano Kirschbaum & Nagelberg llp
U.S. Securities and Exchange Commission
December 12, 2008

How much capital will QCR Holdings raise ..., page 2
     2. Revise this section to disclose the minimum amount you will receive if your application is accepted by the Department of Treasury.
     The Company added disclosure to the paragraph under “How much capital will QCR Holdings raise by participating in the TARP Capital Purchase Program?” on pages 2-3 in response to this comment.
Will the issuance of senior preferred stock to Treasury adversely affect the rights of holders of common stock?, page 3
     3. Discuss how your issuance of warrants may:
•	impact the rights of your existing common shareholders; and

•	dilute the interests of your existing common shareholders.
     The Company added a new paragraph with the heading “Will the issuance of warrants to Treasury adversely affect the rights of holders of common stock?” on page 3 of the proxy statement in response to this comment.
Will QCR Holdings’ participation in the TARP Capital Purchase Program impose any other restrictions on its activities?, page 3
     4. Expand this section to discuss how your participation in the Capital Purchase Program may:
•	require you to expand your board of directors to accommodate Treasury Department appointments to it; and

•	require you to register for resale securities you have issued to the Treasury Department.
     The Company added disclosure to the end of the paragraph under “Will QCR Holdings’ participation in the TARP Capital Purchase Program impose any other restrictions on its activities?” on page 3 in response to this comment.
Pro Forma Effects, page 9
     5. Revise your discussion to address all of the impacts of the transaction. For example, increase in fed funds sold, increase in interest income and net interest income, increase in income taxes, affect on the line items in stockholders’ equity, and impact on basic EPS. Please disclose the proforma calculations underlying the numbers disclosed. Alternatively, provide pro forma information in tabular form.
     The Company replaced the existing pro forma information, which had been presented in narrative form, with new pro forma information in tabular form, beginning on page 10 of the proxy statement, in response to comments 5-8.

Barack Ferrazzano Kirschbaum & Nagelberg llp
U.S. Securities and Exchange Commission
December 12, 2008

     6. Revise this section to more clearly disclose the following information:
•	disclose the methodology and assumptions used to determine the relative fair values of the preferred shares and the common stock warrants;

•	disclose the accretion period of the preferred share discount, and how you determined the amount of the adjustment related to this accretion;

•	disclose the effective yield of the preferred shares as a result of the accretion of the discount;

•	revise the income statement information to separately disclose the dividends on the preferred stock and the accretion of the discount; and

•	revise the Stockholders’ Equity section of the balance sheet to separately present amounts related to the preferred stock and the common stock warrants.
     The Company replaced the existing pro forma information, which had been presented in narrative form, with new pro forma information in tabular form, beginning on page 11 of the proxy statement, in response to comments 5-8.
     7. Clarify that the proformas assume investment in fed funds for all period presented.
     The Company replaced the existing pro forma information, which had been presented in narrative form, with new pro forma information in tabular form, beginning on page 11 of the proxy statement, in response to comments 5-8.
     8. Clarify the discussion of depositing the money into a non-interest bearing deposit account at the bank and then having the bank invest the money in fed funds. Discuss the impact on a consolidated basis.
     The Company replaced the existing pro forma information, which had been presented in narrative form, with new pro forma information in tabular form, beginning on page 11 of the proxy statement, in response to comments 5-8.
Incorporation of Financial Information, page 17
     9. Please confirm to us supplementally that:
•	you are eligible to incorporate by reference under Item 13(b)(1); or

•	if you intend to incorporate by reference pursuant to Item 13(b)(2), provide the disclosure required by Item 13(c)(2), including a statement that the information incorporated by reference is being delivered to security holders with the proxy statement.
     The Company intends to incorporate by reference the information required by Item 13(a) pursuant to Item 13(b)(2) and has revised the disclosure under the heading “Incorporation of Certain Information by Reference” on page 17 of the proxy statement in response to this comment.

Barack Ferrazzano Kirschbaum & Nagelberg llp
U.S. Securities and Exchange Commission
December 12, 2008

* * *
     The Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Company believes the foregoing provides a complete response to the Comment Letter. The Company would like to file its definitive proxy statement and begin the mailing process as soon as possible to ensure that stockholder approval is obtained within the requisite time period required by the TARP Capital Purchase Program. Accordingly, we greatly appreciate your prompt review of and assistance with this response. Please contact me as soon as possible if you have any questions or require any additional information.

Very truly yours,

/s/ Joseph T. Ceithaml

Joseph T. Ceithaml
Enclosure

cc:	Mr. Doulgas M. Hultquist
Mr. John R. Oakes
Mr. Robert M. Fleetwood